Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

ZANGER SECURITY, INC.
8203 OLD YORK RD. UNIT A42
ELKINS PARK, PA 19027
https://zangersecurity.com

Up to $1,235,000.00 in Common Stock at $2.00
Minimum Target Amount: $15,000.00

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: ZANGER SECURITY, INC.
Address: 8203 OLD YORK RD. UNIT A42 , ELKINS PARK, PA 19027
State of Incorporation: DE
Date Incorporated: June 11, 2021

Terms:

Equity

Offering Minimum: $15,000.00 | 7,500 shares of Common Stock
Offering Maximum: $1,235,000.00 | 617,500 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus - Bonus Shares: 10%

As you are a friend, or family member in Zanger Security, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded UL Listed Robust Power Bank With Digital Display

Tier 2 Perk: Invest $5,000+ and receive a branded UL Listed Robust Power Bank With Digital Display + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group] + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group, plus a 1:1 phone call with the CEO + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group, plus an in-person meeting with the CEO + 20% bonus shares

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Zanger Security, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Business

Zanger Security, Inc., incorporated on June 11, 2021, in the state of Georgia, and then re-incorporated as a Delaware C-corp on June 20, 2024, is a pioneering company in the field of security technology. Headquartered in Elkins Park, Pennsylvania, Zanger Security leverages advanced artificial intelligence and proprietary technology to design, develop, and market security products that cater to the privacy and security needs of individuals and businesses. Our mission is to make cutting-edge, technically sophisticated products affordable for larger segments of the population

The Company's Business Model

Zanger Security's business model is centered around the sale and distribution of our AI-powered security systems. Our primary product is a comprehensive security solution that includes drone detection and neutralization technology, creating a protective dome around and above a secure area. This system is designed to detect and report unauthorized entries, providing unmatched protection against modern security threats.

We target homeowners, businesses, and large property owners such as farms and ranches. Our sales strategy includes direct-to-consumer sales through our website, relationships with residential builders, home improvement companies, and potential retail partnerships for broader distribution. Our supply chain involves collaboration with leading engineers for product validation, specialized firms for product development, and strategic technology relationships to ensure our systems are state-of-the-art.

The Company's Corporate Structure

Zanger Security, Inc. operates as a standalone entity with no parent companies or subsidiaries. Our streamlined corporate structure allows us to be agile and responsive in a rapidly evolving market.

The Company's Intellectual Property (IP)

The Zanger Security CEO, Armen Eloyan, is currently in the process of assigning the utility patent application (Application #17/753,597) titled "Security System Providing Protection from Drones," filed with the USPTO on March 9, 2022.

The Company is also contemplating filing for additional patents.

Additionally, Zanger Security holds a registered trademark for the Zanger® brand. The U.S. trademark registration number 6969560 was granted on January 31, 2023, covering electric and electronic video surveillance installations. The trademark features the stylized wording "ZANGER" and an abstract design of two figures forming a triangular shape, claimed in red and white colors.

In addition to these, Zanger Security has developed proprietary AI algorithms and software for object recognition and drone neutralization, which are critical components of its advanced security systems. These innovations represent significant intellectual property assets, contributing to the company's technological edge in the security market.

Competitors and Industry

General Industry

Zanger Security operates in the home security industry, which includes electronic security systems for residential and commercial properties.

Dominant Players

Key players in the home security market include Ring, SimpliSafe, ADT, and Vivint. These companies focus primarily on entry-point surveillance and alarm systems.

Competitors

Direct competitors of Zanger Security are companies that offer comprehensive security solutions, such as Ring and SimpliSafe, which provide easy-to-install systems for homeowners. Indirect competitors include companies in the broader home automation and IoT sectors.

Uniqueness

Zanger Security differentiates itself by offering a unique blend of AI-powered drone detection and neutralization, providing a protective dome over properties, which is a crucial feature not available in traditional security systems.

Current Stage and Roadmap

Current Stage

Zanger Security is in the final stages of product development, having created a commercial-grade prototype and achieving near-critical accuracy in its AI algorithms for object recognition and drone detection. The next phase involves finalizing the production design and transitioning to full-scale manufacturing.

Road Map

Planned Milestones:

Product Launch: Begin full-scale production and market launch of the Zanger® security system within the next twelve months. Distribution Expansion: Establish distribution channels through partnerships with major retailers and online platforms.

Marketing Efforts: Increase marketing efforts through digital campaigns, social media, and targeted advertising to raise brand awareness and drive sales.

Product Development: Continue to innovate and enhance the security system with new features and capabilities based on customer feedback and technological advancements.

The Team

Officers and Directors

Name: Armen Eloyan

Armen Eloyan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chief Financial Officer and Director
  Dates of Service: June, 2021 - Present
  Responsibilities: Responsibilities: Overseeing all departmental operations Strategic planning and day-to-day running of the company Responsible for securing millions of dollars in government contracts Salary: $50,000 annually (to start after the successful raise) Equity Compensation: 100% equity package

Other business experience in the past three years:

- Employer: Montibus Group, OJSC
  Title: Founder

Dates of Service: February, 2020 - December, 2023
Responsibilities: Founded Montibus to outsource some of Zanger Security's product development efforts. No current interest or business relationship with Montibus.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our service. Delays or cost overruns in the development of our service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service

The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the common stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment

Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect

Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

Zanger Security was formed in 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Zanger Security has incurred a net loss and has had limited revenues generated since inception, if any. There is no assurance that we will be profitable in the near future or generate sufficient revenues to pay dividends to our shareholders.

We are an early stage company and have limited revenue and operating history

The Company has a short history, few customers, and effectively no revenue. If you are investing in our company, it's because you think that service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough people so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry

The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns some trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Prior SBA Investigation Involving Armen Anahit Eloyan

Investors should note that Armen Anahit Eloyan, associated with Zanger Security, Inc., was on the SBA Excluded Party List from October 3, 2016, to April 16, 2018, due to allegations of billing and timecard fraud at his previous company, Vaughn Management & Services, Inc. These allegations were made by a former project manager with insider knowledge. Following a thorough SBA investigation, no wrongdoing was found, and eligibility was reinstated. However, the suspension period affected the company's ability to secure a major contract.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Armen Eloyan	3,000,000	Common Stock	100.0%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 617,500 of Common Stock.

Common Stock

The amount of security authorized is 5,100,000 with a total of 3,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of common stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 3,000,000
  Use of proceeds: N/A
  Date: June 20, 0224
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

We aim to have Zanger Security products "blueprint ready" for manufacturing within 2 years. This includes our marketable data collection and classification platform, which will generate revenue through subscriptions and leases.

Foreseeable major expenses based on projections:

Hardware Development:

Engineering and Design: Finalizing the engineering designs for Zanger Security's hardware components will incur significant costs. This includes detailed schematics, prototyping, and rigorous testing to ensure reliability and durability.

2. Software Development:

Algorithm Development: Completing the coding of advanced AI algorithms for threat detection, data analysis, and system optimization is a major expense.

Operating System and Database Management: Developing and maintaining the Zanger platform's operating system and database management software will require substantial investment in both initial development and ongoing support.

3. System Integration and Testing:

Comprehensive Testing: Conducting thorough testing of the integrated hardware and software components to ensure functionality and reliability before market launch. This includes beta testing, field testing, and user feedback integration.

4. Marketing and Sales:

Marketing Campaigns: Developing and executing marketing campaigns to build brand awareness, attract customers, and generate sales. This includes digital marketing, advertising, public relations, and promotional events.

Sales Infrastructure: Establishing a sales team and support infrastructure to manage customer inquiries, sales processes, and after-sales support.

5. Intellectual Property Protection:

Patents and Trademarks: Filing for patents and trademarks to protect Zanger Security's proprietary technologies and brand. This includes legal fees and ongoing maintenance costs for IP protection.

6. Operational Costs:

Staffing: Salaries and benefits for engineers, developers, designers, marketing professionals, and support staff.

By strategically allocating funds across these key areas, Zanger Security aims to ensure smooth product development, effective market entry, and sustained growth.

Future operational challenges:

Zanger Security will be a sophisticated product integrating state-of-the-art hardware and advanced AI programs. One of the primary operational challenges will be coordinating different groups of engineers, designers, and programmers. This is particularly demanding for a company that aims to remain lean and effective.

To successfully and timely develop our product, we will not strive for perfection in the initial release. Instead, our efforts and finances will focus on bringing an innovative and reliable product to market with a few "irresistible" features for consumers. This approach allows us to establish a market presence and provide value early on. We will then offer future hardware upgrades and software updates after the product has entered the market, ensuring continuous improvement and adaptation to consumer needs.

Future challenges related to capital resources:

Financing is the essential rocket fuel that will propel Zanger Security to its desired heights. Allocating funds correctly among various teams and projects during the product development process is crucial to avoiding delays and interruptions. With this in mind, we will plan our work based on available funds, ensuring that we stay within budget and maintain steady progress.

However, recognizing that unforeseen expenses may arise, we will continue our fundraising efforts as needed, using all available means. This includes seeking additional investments and leveraging cash injections from the founder to ensure that financial constraints do not hinder our development timelines and objectives

Future milestones and events:

1. Completing Hardware Development:

Finalizing the engineering designs for Zanger Security's hardware and preparing them for manufacturing.

2. Advancing Software Development:

Completing the coding of the Zanger platform's algorithms, its operating system, and database management software.

3. Comprehensive System Testing:

Conducting thorough testing of the entire Zanger Security system to ensure functionality and reliability before initiating full-scale manufacturing.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 2024, the Company has capital resources available in the form of $80,000 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations.

If critical: These funds are required to support our efforts to achieve several critical milestones:

Completing Hardware Development: Finalizing the engineering designs for Zanger Security's hardware and preparing them for manufacturing.

Advancing Software Development: Completing the coding of the Zanger platform's algorithms, its operating system, and database management software.

Comprehensive System Testing: Conducting thorough testing of the entire Zanger Security system to ensure functionality and reliability before initiating full-scale manufacturing.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 41% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $14,000 for expenses related to cost of outsourcing of product development services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 3 years. This is based on a projected monthly burn rate of $80,000 for expenses related to salaries and preparing for manufacturing of Zanger modules.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including capital contributions and lines of credit.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $6,000,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company only has Common Stock outstanding. The Company has no outstanding options, warrants, other securities with a right to acquire shares or shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  1.0%
  - Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

- Product Development

84.0%

We will use 84% of the funds raised for Finalizing the engineering designs for Zanger Security's hardware and preparing them for manufacturing and completing the coding of the Zanger platform's algorithms, its operating system, and database management software.

- Market-Ready Hardware Design
7.0%
We will use 7% of the funds raised to finalize the design of Zanger Security's modules, including the development of packaging and initial marketing materials.

- IP Protection
2.5%
We will use 2.5% of the funds to research and file for international intellectual property protection for the key concepts of Zanger technologies.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://zangersecurity.com (https://zangersecurity.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zanger-security

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR ZANGER SECURITY, INC.

[See attached]

ZANGER SECURITY, INC.

REVIEWED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Board of Directors of
Zanger Security, Inc.
Alpharetta, Georgia

We have reviewed the accompanying financial statements of Zanger Security, Inc. (the "Company,"), which comprise the balance sheets as of December 31, 2023 and December 31, 2022, and the related statements of operations, changes in stockholders' equity, and cash flows for the years ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart Accountancy Corp.

June 25, 2024
Los Angeles, California

ZANGER SECURITY, INC.
BALANCE SHEETS
(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	95,754	$	174
Total Current Assets		**95,754**		**174**
Property and Equipment, net		2,016		2,823
Total Assets	$	**97,770**	$	**2,997**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Total Liabilities	$	-	$	-
STOCKHOLDERS' EQUITY				
Common Stock		-		-
Additional Paid-in-Capital		384,563		246,968
Accumulated Deficit		(286,793)		(243,971)
Total Stockholders' Equity		**97,770**		**2,997**
Total Liabilities and Stockholders' Equity	$	**97,770**	$	**2,997**

See accompanying notes to financial statements.

ZANGER SECURITY, INC.
STATEMENTS OF OPERATIONS
(UNAUDITED)

For The Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross Profit	**-**	**-**
Operating Expenses		
General and Administrative	8,175	9,882
Subcontractor Expense	33,620	107,000
Total Operating Expenses	**41,795**	**116,882**
Operating Loss	**(41,795)**	**(116,882)**
Interest Expense	-	-
Other Loss	1,027	648
Loss Before Provision for Income Taxes	**(42,822)**	**(117,530)**
Provision/(Benefit) for Income Taxes	-	-
Net Loss	**$ (42,822)**	**$ (117,530)**

See accompanying notes to financial statements.

ZANGER SECURITY, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

(in , $US)	Common Stock		Additional Paid-in-Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount			
Balance—December 31, 2021	6,000,000	$ -	$ 130,368	$ (126,441)	$ 3,927
Capital Contribution	-	-	116,600	-	116,600
Net Loss	-	-	-	(117,530)	(117,530)
Balance—December 31, 2022	6,000,000	$ -	$ 246,968	$ (243,971)	$ 2,997
Capital Contribution	-	-	137,595	-	137,595
Net Loss	-	-	-	(42,822)	(42,822)
Balance—December 31, 2023	6,000,000	$ -	$ 384,563	$ (286,793)	$ 97,770

See accompanying notes to financial statements.

ZANGER SECURITY, INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net Loss	$	(42,822)	$	(117,530)
Adjustments to reconcile net loss to net cash used in operating activities:				
Depreciation Expense		807		807
Net Cash Used In Operating Activities		(42,015)		(116,723)
CASH FLOW FROM INVESTING ACTIVITIES				
Net Cash Provided By/(Used In) Investing Activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		137,595		116,600
Net Cash Provided By Financing Activities		137,595		116,600
Change in Cash and Cash Equivalents		95,580		(123)
Cash—Beginning of the Year		174		297
Cash—End of the Year	$	95,754	$	174
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Zanger Security, Inc. was incorporated on June 11, 2021 in the state of Georgia. The financial statements of Zanger Security, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Alpharetta, Georgia.

Zanger Security is a lean and highly effective company that leverages advanced artificial intelligence and proprietary technology to design, develop, and market security products tailored to the privacy and security needs of individuals and businesses. Our mission is to make cutting-edge, technically sophisticated products affordable for larger segments of the population. Poised to transform the way people protect their properties and privacy, Zanger Security offers a comprehensive, user-friendly, and reliable security solution. Our system provides unmatched protection against modern security threats, ensuring peace of mind for all users. Our all-encompassing security system creates a protective dome around and above a secure area, capable of detecting and reporting any unauthorized entry. This robust system effectively safeguards privacy against snooping and spying drones, providing a high level of security and protection.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Test Drones	7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Zanger Security, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2014-09 also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 25, 2024, which is the date the financial statements were issued.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of:

As of December 31,		2023		2022
Test Drones	$	4,611	$	4,611
Property and Equipment, at cost		**4,611**		**4,611**
Accumulated Depreciation		(2,595)		(1,788)
Property and Equipment, net	$	**2,016**	$	**2,823**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2023 and 2022 was in the amount of $807 and $807, respectively.

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 6,000,000 shares of common stock at $0.00 par value. As of December 31, 2023, and December 31, 2022, 6,000,000 shares have been issued and are outstanding.

5. DEBT

The company has no debt outstanding as of December 31, 2023.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

For The Year Ended December 31,		2023		2022
Net Operating Loss	$	(39,725)	$	(33,935)
Valuation Allowance		39,725		33,935
Net Provision for Income Tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of December 31,		2023		2022
Net Operating Loss	$	(80,529)	$	(40,804)
Valuation Allowance		80,529		40,804
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $301,044, and the Company had state net operating loss ("NOL") carryforwards of approximately $301,044. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

7.   RELATED PARTY

There are no related party transactions.

8.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through June 25, 2024, which is the date the financial statements were available to be issued.

On June 20, 2024, the company converted from a Georgia Corporation to a Delaware Corporation. The new Delaware Corporation is now authorized to issue 5,100,000 shares of common stock with a par value of $0.0001. As of June 25, 2024, the total number of issued and outstanding shares was 3,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $41,795, and an operating cash outflow of $42,015. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Artificial Intelligence on Guard

Zanger Security is a pre-production AI-powered security and privacy tech startup bringing drone detection and privacy protection to secure entire properties through a mobile app. We've completed successful field testing, algorithm testing, and are currently patent-...

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This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



ZANGER
Artificial Intelligence on Guard
*Product shown above is still currently under development and is not yet available on the market.

$0 Raised

OVERVIEW | ABOUT | TERMS | DISCUSSION | INVESTING FAQS

Get Equity
$2.00 Per Share

RAISED $0	INVESTORS ---
MIN INVEST $500	VALUATION $6M

REASONS TO INVEST

ADVANCED SECURITY, SIMPLIFIED: Zanger Security plans to offer comprehensive security with drone detection and privacy protection, securing entire areas, not just entry points, and operating is effortless through an app.

 **HUGE MARKET, FIRST-MOVER ADVANTAGE:** The global home security market is growing, valued at $56.2B in 2023 and projected to reach $92.8B by 2029, growing at an 8.9% CAGR.

 **CUTTING-EDGE AI:** Our AI algorithms have been successfully developed and tested for robust performance, and our utility patent application is in the final approval stage, securing our innovative technology.



TEAM

 **Armen Eloyan • Chief Executive Officer, Chief Financial Officer Officer, Director**

Armen is an accomplished inventor and entrepreneur known for his organizational skills and problem-solving abilities. He played a key role in transforming a struggling business into a successful enterprise, securing funding and developing new products.



THE PITCH

Transforming Security with Unparalleled Protection

Zanger Security seeks to transform how people and businesses secure their properties and privacy. We offer unparalleled protection through our comprehensive, user-friendly, and reliable security system powered by cutting-edge AI and proprietary technology.

Defending Your Space with Advanced AI Technology



Why Zanger®?



Simple and Smart Security

- Easy setup
- Easy to use
- Seamless integration
- Customizable features



Peace of Mind

- Zero false alarms to avoid unnecessary stress
- Optional push-button connection to local law enforcement
- No recurring fees



Comprehensive Protection

- Goes beyond entry points to secure your entire property
- Detects and disables drones, intruders, and remote-controlled devices
- Smart features like facial recognition and "Always at Home" effects deter crime
- Safeguards privacy from snooping and spying drones
- Perfect for homes of all sizes

**The above renderings are depictions of a future product. The company is still in the pre-production stage, and products are not yet on the market.*

Experience the shield of security with Zanger®. Zanger® will go beyond traditional security by creating a protective barrier around and above your designated secure zone. Our system will detect and report any unauthorized entry, including drones and other remote-controlled devices, safeguarding your privacy from unwanted surveillance. Installation, setup, and operation are designed for ease of use and will be free of additional charges, making Zanger® accessible for everyone.

Here's how Zanger® can empower you:

- **Peace of Mind** – Zanger's advanced drone identification and neutralization technology will provide a powerful shield against unwanted aerial intrusion.
- **Comprehensive Surveillance** – The system will detect any breach of the security dome and will issue an alert if the intrusion is by an unknown or unauthorized person or object.
- **Effortless Protection** – Zanger is designed for easy installation and operation, making it a user-friendly solution for everyone.
- **Real-Time Detection** – Zanger® Home and Ranch Security system will automatically detect and disable suspicious drones hovering over your property.

Trust Zanger Security to fortify your boundaries and keep your privacy intact.

THE PROBLEM & OUR SOLUTION

Protect Your Privacy and Property

According to the GAO, the number of drones in the U.S. has grown substantially in recent years and will soon reach nearly 3 million. Drones are being utilized for various purposes, including business, research, education, and recreation. While some enjoy these flying cameras, a staggering 59% of Americans have witnessed a drone in flight, raising privacy concerns.[1] These concerns are valid as drones can be used for malicious purposes, carrying cameras to invade privacy, or even weapons, toxins, and explosives.

Even hobbyist drones can be unsettling, as people increasingly value control over their airspace. The problem is growing as drone use is expected to skyrocket in the next decade, highlighting a critical need for innovative security solutions to address this growing security and privacy threat.

Setting Up Your Zanger System

STEP 1	STEP 2	STEP 3
Preparation	**Activation**	**Installation**
		
Activate the unit by pressing the power button located on the side of the unit	Create an account and walk the perimeter of your protected area with the active unit	Place the units at the recommended points and secure them with the provided fasteners

The above renderings are depictions of a future app. The company is still in the pre-production stage, and products are not yet on the market.

Zanger Security will offer a revolutionary AI-powered security system that creates a protective dome around your property and designated zone. This system will detect and disable unauthorized drones in real-time, safeguarding your privacy and security. While AI and IoT are driving innovation in home security, existing options on the market primarily focus on entry points and lack crucial features.

Zanger Features



Drone Protection


ZANGER
Zanger Home & Ranch Security Dome
FACE RECOGNITION
SELECT
ZANGER
Zanger Home & Ranch Security Dome
FACE RECOGNITION
SAFE
UNSAFE

Face Recognition



Remote-Controlled Device Protection


ZANGER
Zanger Home & Ranch Security Dome
ALERT
JOHN DOE

Theft/Tamper Resistance

Enhanced Security

Neighborhood Watch



Police Connection


POLICE



The above renderings are depictions of a future app. The company is still in the pre-production stage, and products are not yet on the market.

Zanger Security stands apart. We will offer:

- **Unmatched Protection** – We will secure entire areas, not just doors, and uniquely include drone detection and privacy safeguards, a critical need in today's airspace.
- **Effortless Scalability** – Zanger easily expands to protect large properties like farms and ranches. New units connect and configure automatically.
- **Simple Operation** – Control everything with a few clicks on your phone (through our app in production) – no complicated menus or hidden fees.

THE MARKET & OUR TRACTION

Securing Our Space in the Home Security Market

In 2023, approximately 39 million U.S. households were safeguarded by alarm systems. The global home security market is growing, valued at $56.2 billion in 2023 and projected to reach $92.8 billion by 2029.[1] This surge is driven by a growing desire for peace of mind, with 13 million new households expected to install security systems each year, indicating an increasing demand for home security.



Source

Zanger Security will address this market gap with our comprehensive and easy-to-use security solution. We're rapidly approaching full-scale production and market launch. We've worked with leading engineers to validate our design and ensure a smooth transition to production and worked with a specialized firm to build a commercial-grade prototype of our drone jammer.

Our Traction

Independent Validation

A reputable firm evaluated Zanger's concept as viable, paving the way for production

AI Algorithm Development

Robust AI algorithms for core Zanger functions have been successfully programmed, trained, and tested, ensuring robust performance and reliability

Concept Evaluation

Evaluated by a reputable third-party engineering firm and determined to be viable

Prototype Development

A specialized firm designed and built a military-grade drone jammer prototype for a commercial version of Zanger

Patent Progress

Utility patent application is in the final stage of approval

While perfecting our AI algorithms for object recognition and drone detection (achieving near-critical accuracy), we've also secured key relationships to give Zanger a technological edge. With these milestones achieved, we believe Zanger Security is well-positioned for the next phase of development, bringing us closer to full-scale production and market launch.

WHY INVEST

Invest in the Future of Security



Join the Revolution

Invest in Next-Gen, AI-Powered Privacy and Security Technology with Zanger Security



The above renderings are depictions of a future app. The company is still in the pre-production stage, and products are not yet on the market.

At Zanger Security, we believe we are at the forefront of a rapidly growing market. With our innovative approach and impressive progress, we are on a mission to revolutionize home security. We have assembled all the necessary components: a lean and dynamic company, formidable strategic technology partners, and cutting-edge AI solutions that provide comprehensive security and privacy protection. Zanger is committed to delivering security solutions that help everyone feel safer.

Join our mission to revolutionize the future of home security and invest in Zanger.

ABOUT

HEADQUARTERS

8203 OLD YORK RD. UNIT A42
ELKINS PARK, PA 19027

WEBSITE

View Site ↗

Zanger Security is a pre-production AI-powered security and privacy tech startup bringing drone detection and privacy protection to secure entire properties through a mobile app. We've completed successful field testing, algorithm testing, and are currently patent-pending.

TERMS
Zanger Security

Overview

PRICE PER SHARE	**VALUATION**
$2	$6M
DEADLINE ⓘ	**FUNDING GOAL** ⓘ
Jul. 30, 2024 at 8:31 PM UTC	$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ	**OFFERING TYPE**
$500	Equity
MAX INVESTMENT ⓘ	**ASSET TYPE**
$1,235,000	
	SHARES OFFERED
MIN NUMBER OF SHARES OFFERED	Common Stock
7,500	
MAX NUMBER OF SHARES OFFERED	
617,500	

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials ⌄

Risks ⌄

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering.

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Loyalty Bonus - Bonus Shares: 10%

As you are a friend, or family member in Zanger Security, you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $1,000+ within the first 2 weeks | 10% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks | 15% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks | 20% bonus shares

Early Bird 4: Invest $20,000+ within the first 2 weeks | 25% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks | 30% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 10% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 10% bonus shares

Amount-Based Perks

Tier 1 Perk: Invest $1,000+ and receive a branded UL Listed Robust Power Bank With Digital Display

Tier 2 Perk: Invest $5,000+ and receive a branded UL Listed Robust Power Bank With Digital Display + 5% bonus shares

Tier 3 Perk: Invest $10,000+ and receive a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group] + 10% bonus shares

Tier 4 Perk: Invest $20,000+ and receive a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group, plus a 1:1 phone call with the CEO + 15% bonus shares

Tier 5 Perk: Invest $50,000+ and receive a a branded UL Listed Robust Power Bank With Digital Display, exclusive membership to an advisory and decision-making group, plus an in-person meeting with the CEO + 20% bonus shares

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Zanger Security, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.00 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus and the Loyalty Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company will not incur any irregular use of proceeds.

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Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

The Only System with Drone Detection and Suppression Capabilities, Offering Comprehensive Protection and Privacy.

Zanger Security is set to revolutionize the way individuals and businesses protect their properties and privacy by offering a comprehensive, easy-to-use, and reliable security solution. Leveraging advanced artificial intelligence and proprietary technology, our system provides unparalleled protection against modern security threats, ensuring peace of mind for all users.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STATE OF DELAWARE
CERTIFICATE OF CONVERSION
FROM A NON-DELAWARE CORPORATION
TO A DELAWARE CORPORATION
PURSUANT TO SECTION 265 OF THE
DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Non-Delaware Corporation first formed is Georgia.

2.) The jurisdiction immediately prior to filing this Certificate is Georgia.

3.) The date the Non-Delaware Corporation first formed is June 11, 2021.

4.) The name of the Non-Delaware Corporation immediately prior to filing this Certificate is Zanger Security, Inc..

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Zanger Security, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Non-Delaware Corporation have executed this Certificate on the 20th day of June, A.D.2024.



By: Armen Eloyan

Name: Armen Eloyan
Print or Type

Title: Chief Executive Officer
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:01 PM 06/20/2024
FILED 06:01 PM 06/20/2024
SR 20242939008 - File Number 4001558

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:01 PM 06/20/2024
FILED 06:01 PM 06/20/2024
SR 20242939008 - File Number 4001558

CERTIFICATE OF INCORPORATION
OF
ZANGER SECURITY, INC.

Article I

The name of the corporation is Zanger Security, Inc. (the "**Corporation**").

Article II

The registered office of the Corporation in the State of Delaware is located at 131 Continental Drive, Suite 305, Newark, DE 19713 in New Castle County. The name of the registered agent of the Corporation at such address is LegalInc Corporate Services Inc.

Article III

The nature of the business or purposes to be conducted or promoted by the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

Article IV

The Corporation shall have authority to issue Five Million One Hundred Thousand (5,100,000) shares of common stock, par value $0.0001 per share.

Article V

The name and mailing address of the incorporator are as follows:

Name	Mailing Address
Jeffrey S. Marks	9 Chatelaine Newport Coast, CA. 92657

Article VI

A director shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided that this Article VI shall not eliminate or limit the liability of a director (i) for any breach of his duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the General Corporation Law of the State of Delaware, or (iv) for any transaction from which the director derives an improper personal benefit. This Article VI shall not eliminate or limit the liability of a director for any act or omission occurring prior to the date when this Article VI becomes effective.

Any repeal or modification of the foregoing provisions of this Article VI by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

Article VII

The Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same exists from time to time, indemnify each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director or officer of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding.

In addition, the Corporation shall, to the broadest and maximum extent permitted by Delaware law, as the same may exist from time to time, pay to such person any and all expenses (including attorneys' fees) incurred in defending or settling any such action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer, to repay such amount if it shall ultimately be determined by a final judgment or other final adjudication that he is not entitled to be indemnified by the Corporation as authorized in this Article. The rights to indemnification and to the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, this Certificate of Incorporation, the Bylaws of this Corporation, by agreement, vote of stockholders, or disinterested directors or otherwise.

Article VIII

The duration of the Corporation shall be perpetual.

Article IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the Corporation.

Article X

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, **THE UNDERSIGNED**, being the incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, does make this Certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly has executed this Certificate on June 20, 2024.

Jeffrey S. Marks
_____
Jeffrey S. Marks, Incorporator

Exhibit G

Test The Waters Materials
(See attached)

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